Exhibit 12.01

		Year Ended Dec. 31
	6/30/2013	2012	2011	2010	2009	2008
Earnings, as defined:
Pretax income from operations	$332,219	$690,620	$625,164	$628,901	$493,725	$506,424
Add: Fixed charges	119,075	254,443	253,867	233,604	224,041	199,739
Total earnings, as defined	$451,294	$945,063	$879,031	$862,505	$717,766	$706,163

Fixed charges, as defined:
Interest charges	$84,619	$188,094	$186,885	$171,945	$166,212	$154,313
Interest charges on life insurance policy borrowings	133	310	332	372	324	248
Interest component of leases	34,323	66,039	66,650	61,287	57,505	45,178
Total fixed charges, as defined	$119,075	$254,443	$253,867	$233,604	$224,041	$199,739
Ratio of earnings to fixed charges	3.8	3.7	3.5	3.7	3.2	3.5